ioX-Connect®

Intelligent Wireless Monitoring Solutions



ioX-Connect Monitoring Solutions Data Sheet

A truly 1000’ft / 10-yr. IoT Sensor Platform

ioX Remote Monitoring Systems enable “things” to speak. Wireless sensors, gateways and software give a voice to the IoT (Internet of Things) and allow businesses to leverage data, protect resources & save money.

For example, equipment can "speak up" when conditions are met that indicate an asset is at risk. The ioX eco-system (80+ sensor types, analytics and CMMS modules) detects changes in variables (such as a temperature, water presence, door position, electrical current and voltages) to employ an **autonomous wireless sensing** solution that protects your bottom line.

ioX-Connect Hardware Features

Superior Wireless Range

1,000+ ft. non line-of-sight through 12-14 walls. *

Long Battery Life

10+ years powered by 2 AA batteries. **

Encrypted-RF Technology

Integrated security (256-bit exchange and AES-128 CTR).

Onboard Data Memory

Store up to 512 readings per sensor. ***

Future Proof

Over-the-air updates allow products to be updated remotely.

100% Comprehensive Solution

No IT infrastructure required, expand your solution by adding ioX-CMMS and ioX-Analytics. **LEARN MORE HERE**

Wireless Range Comparison


ioX Wireless Sensors
Other Wireless Platforms
Wifi
Bluetooth



Free ioX-Connect Basic online monitoring and notification software (configure and calibrate sensors, view data and set alerts via SMS text, email and/or voice calls)

FAST Sensor System Setup

15 min. < or less

Build an IoT sensor network in 15 minutes or less!
ioX IoT & RF experts are standing by to help you quickly establish your monitoring system.

Email: sales@iox-connect.com
Phone: +1-407-287-5928

* Wireless range my vary according to environment.
** Battery life determined by sensor reporting & other variables
*** 10 min heartbeats = 3.5 days / 2 hr heartbeats = 42 days

Wireless Sensors | Wireless Gateway | ioX-Connect Online Monitoring and Alerts


TEMPERATURE
WATER DETECT

Wireless sensors monitor and detect conditions you want to know about.

Wireless gateways relay information between sensors and online monitoring software.

Access sensor data from anywhere, anytime via online monitoring software. Remote alerts let you know if there is an issue.

ioX Enterprise Grade Internet of Things Solutions	
Wireless Gateway Types Available	Cellular 4G, 3G, Cellular 2G, Ethernet, and USB.
Wireless Sensor Types Available	Currently 28 different types in commercial coin cell, commercial AA and industrial platforms.
Certifications FC Industry Canada	900 MHz product; FCC ID: ZTL- G2SC1 and IC: 9794A-G2SC1.

Commercial Grade Sensors:

ioX commercial grade sensors are designed for applications in ordinary environments (normal room temperature, humidity and atmospheric pressure). Do not use these sensors under the following conditions as these factors can deteriorate the product characteristics and cause failures and burn-out.

Corrosive gas or deoxidizing gas - chlorine gas, hydrogen sulfide gas, ammonia gas, sulfuric acid gas, nitric oxides gas, etc.) / volatile or flammable gas / dusty conditions / under low or high pressure / wet or excessively humid locations / places with salt water, oils chemical liquids or organic solvents / where there are excessively strong vibrations / other places where similar hazardous conditions exist.

Use these product within the specified temperature range. Higher temperature may cause deterioration of the characteristics or the material quality.

Industrial Grade Sensors - Type 1, 2, 4, 4X, 12 and 13 NEMA Rated Enclosure:

ioX's Industrial sensors are enclosed in reliable, weatherproof NEMA rated enclosures. The NEMA rated enclosures are constructed for both indoor or outdoor use and protect the sensor circuitry against the ingress of solid foreign objects like dust as well as the damaging effects of water (rain, sleet, snow, splashing water, and hose directed water).

For more information about our products or to place an order, please contact our sales department at sales@iox-connect.com

Visit us on the web at: **www.iox-connect.com**

ioX-Connect®

ioX-Connect is an EAMS Technologies Inc brand.
Orlando, FL 32746
sales@iox-connect.com